                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               File No. 005-56295

                         -------------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                                Amendment No. 61

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)


                          The Goldman Sachs Group, Inc.

                              ---------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                           ---------------------------
                         (Title of Class of Securities)

                                   38141G 10 4

                              ---------------------
                                 (CUSIP Number)

                               Kenneth L. Josselyn
                               Beverly L. O'Toole
                          The Goldman Sachs Group, Inc.
                                 85 Broad Street
                            New York, New York 10004
                            Telephone: (212) 902-1000

                              --------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                November 3, 2005

                              --------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

CUSIP NO. 38141G 10 4                  13D

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1.    NAMES OF REPORTING PERSONS: Each of the persons identified on Appendix A.
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      As to a group consisting solely of Covered Persons(1)              (a) [x]
      As to a group consisting of persons other than Covered Persons     (b) [x]
--------------------------------------------------------------------------------
3.    SEC USE ONLY
--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS: OO and PF (Applies to each person listed on Appendix A.)
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED               [ ]
      PURSUANT TO ITEM 2(d) OR 2(e) (Applies to each person listed on
      Appendix A.)
--------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION United States unless otherwise indicated on Appendix A.
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                  7.    SOLE VOTING POWER: 0
                  --------------------------------------------------------------
  NUMBER OF       8.    SHARED VOTING POWER (See Item 6) (Applies to each person
   SHARES               listed on Appendix A.)
BENEFICIALLY            34,052,380 Voting Shares (2) held by Covered Persons
  OWNED BY              7,870 Shared Ownership Shares held by Covered Persons(3)
  REPORTING             26,736,627 Sixty Day Shares held by Covered Persons(4)
   PERSON               2,250,161 Other Shares held by Covered Persons (5)
    WITH          --------------------------------------------------------------
                  9.    SOLE DISPOSITIVE POWER (See Item 6)
                        As to Voting Shares, less than 1%
                        As to Shared Ownership Shares, Sixty Day Shares and
                        Other Shares, 0
                  --------------------------------------------------------------
                  10.   SHARED DISPOSITIVE POWER (See Item 6):
                        As to Voting Shares, 0
                        As to Shared Ownership Shares, less than 0.01%
                        As to Sixty Day Shares and Other Shares, less than 1%.
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    63,047,038
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  13.56%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON: IN as to Covered Persons; CO as to Reporting Entities(1) that are corporations; OO as to Reporting Entities that are trusts

----------

(1)   For a definition of this term, please see Item 2.

(2)   For a definition of this term, please see Item 6.

(3) "Shared Ownership Shares" are shares of Common Stock (other than Other Shares, as defined below) of which a Covered Person shares beneficial ownership with someone other than the Covered Person's spouse. Each Covered Person disclaims beneficial ownership of Shared Ownership Shares beneficially owned by each other Covered Person.

(4) "Sixty Day Shares" are shares of Common Stock deemed to be beneficially owned under Rule 13d-3(d)(1) because a Covered Person has the right to acquire beneficial ownership within 60 days of the date hereof. See Annex D for a description of these shares. Upon acquisition by the Covered Person, these shares will become Voting Shares. Each Covered Person disclaims beneficial ownership of Sixty Day Shares beneficially owned by each other Covered Person.

(5) "Other Shares" include: (i) 452,170 shares of Common Stock held by 32 private charitable foundations established by 26 Covered Persons; (ii) 1,797,700 shares of Common Stock held by certain family members of Covered Persons and by certain estate planning entities established by Covered Persons; and (iii) 291 shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan. Each Covered Person disclaims beneficial ownership of Other Shares beneficially owned by each other Covered Person, and each Covered Person disclaims beneficial ownership of all shares held by any private charitable foundation or any family member of a Covered Person.

          ITEM 1
--------------------------                    ITEM 6
                                           CITIZENSHIP
                                         (UNITED STATES
NAMES OF REPORTING PERSONS          UNLESS OTHERWISE INDICATED)
--------------------------          ---------------------------
Peter C. Aberg
Raanan A. Agus
Syed H. Ahmad                                Pakistan
Yusuf A. Aliredha                            Bahrain
Philippe J. Altuzarra                         France
John A. Ashdown                                 UK
Akio Asuke                                    Japan
Neil Z. Auerbach
Armen A. Avanessians
Dean C. Backer
Steven M. Barry
Christopher M. Barter
Stacy Bash-Polley
Jonathan A. Beinner
Driss Ben-Brahim                             Morocco
Milton R. Berlinski                      The Netherlands
Frances R. Bermanzohn
Paul D. Bernard
Stuart N. Bernstein
Jean-Luc Biamonti                             Monaco
Lloyd C. Blankfein
Dorothee Blessing                            Germany
Charles W.A. Bott                               UK
Craig W. Broderick
Richard J. Bronks                               UK
Lawrence V. Calcano
Richard M. Campbell-Breeden                     UK
Gerald J. Cardinale
Mark M. Carhart
Anthony H. Carpet
Michael J. Carr
Chris Casciato
Amy L. Chasen
Andrew A. Chisholm                            Canada
Robert J. Christie
Jane P. Chwick
Kent A. Clark                                 Canada
Abby Joseph Cohen
Alan M. Cohen
Gary D. Cohn
Christopher A. Cole
Laura C. Conigliaro
Thomas G. Connolly                         Ireland/USA
Frank T. Connor
Linnea K. Conrad
Karen R. Cook                                   UK
Edith W. Cooper
Thomas W. Cornacchia
Henry Cornell
E. Gerald Corrigan
Claudio Costamagna                            Italy
Frank L. Coulson, Jr.
Randolph L. Cowen
Brahm S. Cramer                               Canada
Neil D. Crowder
Matthew H. Cyzer                                UK
Michael D. Daffey                           Australia
John S. Daly                                 Ireland
Stephen D. Daniel                             Canada
Philip M. Darivoff
Diego De Giorgi                               Italy
Michael G. De Lathauwer                      Belgium
Francois-Xavier de Mallmann             France/Switzerland
Daniel L. Dees
Mark Dehnert
Paul C. Deighton                                UK
James Del Favero                            Australia
Juan A. Del Rivero                            Spain
Martin R. Devenish                              UK
Salvatore Di Stasi                            Italy
Armando A. Diaz
Alexander C. Dibelius                        Germany
Simon P. Dingemans                              UK
Joseph P. DiSabato
Suzanne O. Donohoe
Mario Draghi                                  Italy
William C. Dudley
Jay S. Dweck
Michael L. Dweck
Gordon E. Dyal
Isabelle Ealet                                France
Kenneth M. Eberts III
Paul S. Efron
Herbert E. Ehlers
Edward K. Eisler                             Austria
Kathleen G. Elsesser
Michael P. Esposito
J. Michael Evans                              Canada
Fenglei Fang                                  China
Elizabeth C. Fascitelli
Steven M. Feldman
Stephen C. Fitzgerald                       Australia
Pierre-Henri Flamand                          France
Edward C. Forst
Christopher G. French                           UK
Richard A. Friedman

          ITEM 1
--------------------------                    ITEM 6
                                           CITIZENSHIP
                                         (UNITED STATES
NAMES OF REPORTING PERSONS          UNLESS OTHERWISE INDICATED)
--------------------------          ---------------------------
Robert K. Frumkes
Enrico S. Gaglioti
James R. Garvey                              Ireland
Peter C. Gerhard
Robert R. Gheewalla
Scott A. Gieselman
Gary T. Giglio
H. John Gilbertson, Jr.
Justin G. Gmelich
Richard J. Gnodde                            Ireland/
                                           South Africa
Jeffrey B. Goldenberg
James S. Golob
Gregg A. Gonsalves
Andrew M. Gordon
William M. Grathwohl
Stefan Green                                Australia
David J. Greenwald
Douglas C. Grip
Peter Gross
Vishal Gupta                                  India
Celeste A. Guth
Jana Hale Doty
Rumiko Hasegawa                               Japan
A. John Hass
Keith L. Hayes                                  UK
David B. Heller
Robert D. Henderson
Bruce A. Heyman
Stephen P. Hickey
Melina E. Higgins
Kenneth W. Hitchner
Maykin Ho
Margaret J. Holen
Peter Hollmann                               Germany
Philip Holzer                                Germany
Robert Howard
Zu Liu Frederick Hu                           China
Edith A. Hunt
Phillip S. Hylander                             UK
Timothy J. Ingrassia
Raymond J. Iwanowski
William L. Jacob III
Adrian M. Jones                              Ireland
Robert C. Jones
Robert S. Kaplan
Scott B. Kapnick
Toshinobu Kasai                               Japan
James C. Katzman
Richard L. Kauffman
Carsten Kengeter                             Germany
Kevin W. Kennedy
Thomas J. Kenny
Robert C. King, Jr.
Timothy M. Kingston
Shigeki Kiritani                              Japan
Remy Klammers                                 France
Peter S. Kraus
Joseph A. LaNasa III
Eric S. Lane
Anthony D. Lauto
John J. Lauto
George C. Lee
Gregg R. Lemkau
Hughes B. Lepic                               France
Johan Leven                                   Sweden
Jack Levy
Matthew G. L'Heureux
Gwen R. Libstag
Mitchell J. Lieberman
Ryan D. Limaye
Josephine Linden                                UK
Anthony W. Ling                                 UK
Robert Litterman
Victor M. Lopez-Balboa
Antigone Loudiadis                              UK
Peter B. MacDonald                              UK
Mark G. Machin                                  UK
John A. Mahoney
Charles G. R. Manby                             UK
Robert J. Markwick                              UK
Alison J. Mass
John J. Masterson
David J. Mastrocola
Kathy M. Matsui
George N. Mattson
Jason E. Maynard
Theresa E. McCabe
Ian R. McCormick                                UK
Mark E. McGoldrick
Stephen J. McGuinness
John W. McMahon
Audrey A. McNiff
Robert A. McTamaney
Sanjeev K. Mehra                              India
Michael R. Miele
Therese L. Miller
Masanori Mochida                              Japan

          ITEM 1
--------------------------                    ITEM 6
                                           CITIZENSHIP
                                         (UNITED STATES
NAMES OF REPORTING PERSONS          UNLESS OTHERWISE INDICATED)
--------------------------          ---------------------------
Philip J. Moffitt                           Australia
Thomas K. Montag
William C. Montgomery
Wayne L. Moore
J. Ronald Morgan III
Simon P. Morris                                 UK
Jeffrey M. Moslow
Sharmin Mossavar-Rahmani                        UK
Donald R. Mullen
Marc O. Nachmann                             Germany
Jeffrey P. Nedelman
Duncan L. Niederauer
Suzanne M. Nora Johnson
Anthony J. Noto
L. Peter O'Hagan                              Canada
Terence J. O'Neill                              UK
Timothy J. O'Neill
Richard T. Ong                               Malaysia
Taneki Ono                                    Japan
Nigel M. O'Sullivan                             UK
Fumiko Ozawa                                  Japan
Robert J. Pace
Gregory K. Palm
James R. Paradise                               UK
Geoffrey M. Parker
Sanjay H. Patel                               India
Henry M. Paulson, Jr.
Arthur J. Peponis
David B. Philip
Stephen R. Pierce
Andrea Ponti                                Italy/USA
Ellen R. Porges
Richard H. Powers
Kevin A. Quinn
Jean Raby                                     Canada
John J. Rafter                               Ireland
Charlotte P. Ransom                             UK
Joseph Ravitch
Jeffrey A. Resnick
William M. Roberts
John F. W. Rogers
Eileen P. Rominger
Ralph F. Rosenberg
Ivan Ross
Stuart M. Rothenberg
Paul M. Russo
Richard M. Ruzika
David C. Ryan
Michael D. Ryan
Katsunori Sago                                Japan
Pablo J. Salame                              Ecuador
J. Michael Sanders
Muneer A. Satter
Marcus Schenck                               Germany
Gary B. Schermerhorn
Stephen M. Scherr
Howard B. Schiller
Jeffrey W. Schroeder
Eric S. Schwartz
Harvey M. Schwartz
Steven M. Scopellite
Karen D. Seitz
Lisa M. Shalett
Richard S. Sharp                                UK
David G. Shell
Richard G. Sherlund
Michael S. Sherwood                             UK
Ravi M. Singh
Ravi Sinha                                  India/USA
Edward M. Siskind
Jeffrey S. Sloan
Michael M. Smith
Sarah E. Smith                                  UK
Jonathan S. Sobel
David M. Solomon
Daniel L. Sparks
Marc A. Spilker
Esta E. Stecher
Steven H. Strongin
Hsueh J. Sung                                 Taiwan
Gene T. Sykes
Shahriar Tadjbakhsh
Greg W. Tebbe
Roland W. Tegeder                            Germany
David H. Tenney
Mark R. Tercek
Massimo Tononi                                Italy
Mark J. Tracey                                  UK
Stephen S. Trevor
Byron D. Trott
Michael A. Troy
Donald J. Truesdale
Irene Y. Tse                                Hong Kong
Robert B. Tudor III
Eiji Ueda                                     Japan
Kaysie P. Uniacke
Ashok Varadhan
Corrado P. Varoli                             Canada

          ITEM 1
--------------------------                    ITEM 6
                                           CITIZENSHIP
                                         (UNITED STATES
NAMES OF REPORTING PERSONS          UNLESS OTHERWISE INDICATED)
--------------------------          ---------------------------
John J. Vaske
David A. Viniar
David H. Voon
John E. Waldron
George H. Walker IV
David M. Weil
Theodor Weimer                               Germany
John S. Weinberg
Gregg S. Weinstein
George W. Wellde, Jr.
Lance N. West
Matthew Westerman                               UK
William Wicker
Elisha Wiesel
C. Howard Wietschner
Susan A. Willetts
Todd A. Williams
John S. Willian
Kendrick R. Wilson III
Jon Winkelried
Michael S. Wishart
Tracy R. Wolstencroft
Jon A. Woodruff
W. Thomas York, Jr.
Wassim G. Younan                             Lebanon
Paul M. Young
William J. Young
Paolo Zannoni                                 Italy
Yoel Zaoui                                    France
Jide J. Zeitlin
Kevin Zhang                                   China

Reporting Entities

            ITEM 1                                            ITEM 6                 NAME OF ESTABLISHING
        NAME OF ENTITY              TYPE OF ENTITY     PLACE OF ORGANIZATION            COVERED PERSON
        --------------              --------------     ---------------------            --------------
Anahue Limited                       Corporation              Jersey                  Andrew A. Chisholm
Bott 2004 Settlement                    Trust                   UK                     Charles W.A. Bott
Campbell-Breeden 2004 Settlement        Trust                   UK                Richard M. Campbell-Breeden
Deighton 2004 Settlement                Trust                   UK                     Paul C. Deighton
Devenish 2004 Settlement                Trust                   UK                    Martin R. Devenish
Dingemans 2004 Settlement               Trust                   UK                    Simon P. Dingemans
Drayton 2004 Settlement                 Trust                   UK                       Karen R. Cook
French 2004 Settlement                  Trust                   UK                   Christopher G. French
HJS2 Limited                         Corporation          Cayman Islands                 Hsueh J. Sung
Ling 2004 Settlement                    Trust                   UK                      Anthony W. Ling
Manby 2004 Settlement                   Trust                   UK                    Charles G.R. Manby
Markwick 2004 Settlement                Trust                   UK                    Robert J. Markwick
O'Neill 2004 Trust                      Trust                   UK                    Terence J. O'Neill
Ransom 2004 Settlement                  Trust                   UK                    Charlotte P. Ransom
RJG Holding Company                  Corporation          Cayman Islands               Richard J. Gnodde
Robinelli Limited                    Corporation              Jersey                  Claudio Costamagna
Sharp 2004 Settlement                   Trust                   UK                     Richard S. Sharp
Sherwood 2004 Settlement                Trust                   UK                    Michael S. Sherwood
Tracey 2004 Settlement                  Trust                   UK                      Mark J. Tracey
Westerman 2004 Settlement               Trust                   UK                     Matthew Westerman
Zurrah Limited                       Corporation              Jersey                      Yoel Zaoui

      This Amendment No. 61 to a Statement on Schedule 13D amends and restates in its entirety such Schedule 13D (as so amended and restated, this "Schedule"). This Amendment No. 61 is being filed primarily because the number of shares of Common Stock (as defined in Item 1 below) beneficially owned by Covered Persons (as defined in Item 2 below) has increased by an amount in excess of one percent of the total number of shares of Common Stock outstanding.

ITEM 1.  SECURITY AND ISSUER

      This Schedule relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc. ("GS Inc."), a Delaware corporation. The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

ITEM 2.  IDENTITY AND BACKGROUND

      (a), (b), (c), (f) The cover page to this Schedule and Appendix A hereto contain the names of the individuals ("Covered Persons") who are parties to a Shareholders' Agreement, dated as of May 7, 1999 and amended and restated as of June 22, 2004 (as amended from time to time, the "Shareholders' Agreement"). This filing is being made on behalf of all of the Covered Persons, and their agreement that this filing may be so made is contained in the Shareholders' Agreement.

      Appendix A hereto also provides the citizenship of each Covered Person. Each Covered Person is a Participating Managing Director (as defined in Item 6 below) employed by GS Inc. or one of its affiliates. GS Inc. is a global investment banking and securities firm. The business address of each Covered Person for purposes of this Schedule is 85 Broad Street, New York, New York 10004.

      Each entity listed on Appendix A under "Reporting Entities" (each a "Reporting Entity") is a trust or corporation created by or for a Covered Person for estate planning purposes. Each Reporting Entity is controlled by a Covered Person. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of each Reporting Entity that is a corporation (other than the Covered Person that established the Reporting Entity) are set forth in Annex A hereto. The business address of each Reporting Entity for purposes of this Schedule is: (i) in the case of entities organized in Jersey or under the laws of the United Kingdom, 26 New Street, St. Helier, Jersey, JE2 3RA; and (ii) in the case of entities organized in the Cayman Islands, P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

      (d), (e) Except as described in Annex A or Annex B, during the last five years no Covered Person and, to the best knowledge of the Covered Persons, no executive officer or director of a Reporting Entity, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction resulting in such Covered Person or executive officer or director being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Covered Persons have acquired and will acquire shares of Common Stock in the following manners: (i) the former profit participating limited partners active in the business of The Goldman Sachs Group, L.P. ("Group L.P.") (the "IPO PMDs") acquired certain shares of Common Stock in exchange for their interests in Group L.P. and certain of its affiliates and investee corporations; (ii) the former owners (the "Hull Covered Persons") of Hull and Associates, L.L.C. ("Hull") and the former members (the "SLK Covered Persons" and, together with the Hull Covered Persons, the "Acquisition Covered Persons") of SLK LLC acquired certain shares of Common Stock in exchange for their interests in Hull or SLK LLC, as applicable; and (iii) certain Covered Persons have acquired and will acquire beneficial ownership of certain shares of Common Stock in connection with GS Inc.'s initial public offering and/or pursuant to GS Inc.'s employee compensation, benefit or similar plans. The Reporting Entities have acquired and may in the future acquire beneficial ownership of shares of Common Stock as contributions or gifts made by Covered Persons.

      Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Such Common Stock may be acquired with personal funds of or funds borrowed by such Covered Person.

ITEM 4.  PURPOSE OF TRANSACTIONS

      The Covered Persons, other than the Acquisition Covered Persons, acquired certain shares of Common Stock in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering and/or through certain employee compensation, benefit or similar plans of GS Inc. The Acquisition Covered Persons acquired certain shares of Common Stock in connection with the acquisition by GS Inc. of Hull or the combination of GS Inc. with SLK LLC, as applicable, and through certain employee compensation, benefit or similar plans of GS Inc. The Reporting Entities acquired shares of Common Stock as contributions or gifts made by Covered Persons.

      Covered Persons may from time to time acquire shares of Common Stock for investment purposes. Except as described herein and in Annex C and except for the acquisition by Covered Persons or their Reporting Entities of Common Stock pursuant to employee compensation, benefit or similar plans of GS Inc. in the future or as described above, none of the Covered Persons has any plans or proposals which relate to or would result in the acquisition of additional Common Stock by them or their Reporting Entities or any of the other events described in Item 4(a) through 4(j).

      Each Covered Person is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and his or her interests in and with respect to GS Inc. Accordingly, each Covered Person may change his or her plans and intentions at any time and from time to time. In particular, each Covered Person or Reporting Entity may at any time and from time to time acquire or dispose of shares of Common Stock.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) Rows (11) and (13) of the cover page to this Schedule and Appendix A are hereby incorporated by reference. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person. Except as described in Annex D, none of the shares of Common Stock reported in rows (11) and (13) of the cover page to this Schedule and Appendix A are shares as to which there is a right to acquire exercisable within 60 days.

      (b) Rows (7) through (10) of the cover page to this Schedule set forth for each Covered Person and Reporting Entity: the percentage range of Voting Shares, Shared Ownership Shares, Sixty Day Shares and Other Shares (each as defined on the cover page hereof) as to which there is sole power to vote or direct the vote or to dispose or direct the disposition or shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote Voting Shares by Covered Persons is shared with each other Covered Person, as described below in response to Item 6. Each Covered Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Covered Person.

      (c) Except as described in Annex E or previously reported on Schedule 13D, no Covered Person or Reporting Entity has effected any transactions in Common Stock in the past 60 days.

      (d), (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Each Covered Person listed on the cover page to this Schedule and Appendix A hereto is a party to the Shareholders' Agreement. The Shareholders' Agreement and forms of the Counterparts to the Shareholders' Agreement are filed as Exhibits to this Schedule and the following summary of the terms of the Shareholders' Agreement is qualified in its entirety by reference thereto. The Shareholders' Agreement was amended and restated effective as of the close of business on June 22, 2004. References to the "board of directors" are to the board of directors of The Goldman Sachs Group, Inc.

      The Covered Persons under the Shareholders' Agreement include all Managing Directors of GS Inc. who participate in the GS Inc. Partner Compensation Plan or Restricted Partner Compensation Plan (each as defined in the Shareholders' Agreement) or any other employee benefit plan specified by the Shareholders' Committee (the "Participating Managing Directors").

      The "Voting Shares" include all of the shares of Common Stock of which a Covered Person is the sole beneficial owner (excluding shares of Common Stock held by the trust underlying The Goldman Sachs Employees' Profit Sharing Retirement Income Plan) and the shares of Common Stock held by the trust underlying a Goldman Sachs Compensation Plan (as defined in the Shareholders' Agreement) and allocated to a Covered Person. The interest of a spouse or domestic partner in a joint account, an economic interest of GS Inc. as pledgee, and the interest of certain persons in the Reporting Entities will be disregarded for the purposes of determining whether a Covered Person is the sole beneficial owner of shares of Common Stock.

TRANSFER RESTRICTIONS

      Each Covered Person has agreed in the Shareholders' Agreement, among other things, to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 25% of such Covered Person's Covered Shares (as defined below) (the "General Transfer Restrictions"). In addition, certain senior officers designated by the Shareholders' Committee have each agreed to retain sole beneficial ownership of a number of shares of Common Stock at least equal to 75% of such Covered Person's Covered Shares (the "Special Transfer Restrictions" and, together with the General Transfer Restrictions, the "Transfer Restrictions"). The same shares may be used to satisfy both the Special Transfer Restrictions and the General Transfer Restrictions. The Transfer Restrictions applicable to a Covered Person terminate upon the death of the Covered Person. Any shares beneficially owned by a Covered Person through a Reporting Entity may be deemed to count toward the satisfaction of the Transfer Restrictions.

      For these purposes, "Covered Shares," with respect to a Covered Person, will be recalculated each time the Covered Person receives Common Stock underlying an award of restricted stock units, becomes vested in an award under The Goldman Sachs Defined Contribution Plan with respect to fiscal 1999 or 2000 or exercises a stock option (not including, in each case, awards in connection with GS Inc.'s initial public offering). The calculation of Covered Shares will include the gross number of shares underlying such restricted stock units, Defined Contribution Plan awards or stock options, less (i) a number of shares determined by reference to tax rates specified by the Shareholders' Committee and (ii) the number of shares necessary to cover the option exercise price, if applicable (all as calculated pursuant to a formula set out in the Shareholders' Agreement). The calculation of Covered Shares will only take into account awards that occurred after the Covered Person became a Participating Managing Director.

WAIVERS

      The Shareholders' Committee, described below under "Information Regarding the Shareholders' Committee," has the power to waive the Transfer Restrictions to permit Covered Persons to: participate as sellers in underwritten public offerings of, and stock repurchase programs and tender and exchange offers by GS Inc. for, Common Stock; transfer Common Stock to charities, including charitable foundations; transfer Common Stock held in employee benefit plans; and transfer Common Stock in particular situations (such as transfers to family members, partnerships or trusts), but not generally.

      In the case of a third-party tender or exchange offer, the Transfer Restrictions may be waived or terminated: if the board of directors is recommending acceptance or is not making any recommendation with respect to acceptance of the tender or exchange offer, by a majority of the outstanding Covered Shares; or if the board of directors is recommending rejection of the tender or exchange offer, by 66 2/3% of the outstanding Covered Shares.

      In the case of a tender or exchange offer by GS Inc., a majority of the outstanding Covered Shares may also waive or terminate the Transfer Restrictions.

VOTING

      Prior to any vote of the shareholders of GS Inc., the Shareholders' Agreement requires a separate, preliminary vote of all Voting Shares on each matter upon which a vote of the shareholders is proposed to be taken (the "Preliminary Vote"). Each Voting Share will be voted in accordance with the majority of the votes cast by the Voting Shares in the Preliminary Vote. In elections of directors, each Voting Share will be voted in favor of the election of those persons, equal in number to the number of such positions to be filled, receiving the highest numbers of votes cast by the Voting Shares in the Preliminary Vote.

OTHER RESTRICTIONS

      The Shareholders' Agreement also prohibits Covered Persons from engaging in certain activities relating to any securities of GS Inc. with any person who is not a Covered Person or a director, officer or employee of GS Inc. ("Restricted Persons"). Among other things, a Covered Person may not: participate in a proxy solicitation to or with a Restricted Person; deposit any shares of Common Stock in a voting trust or subject any shares of Common Stock to any voting agreement or arrangement that includes any Restricted Person; form, join or in any way participate in a "group" with any Restricted Person; or together with any Restricted Person, propose certain transactions with GS Inc. or seek the removal of any directors of GS Inc. or any change in the composition of the board of directors.

TERM, AMENDMENT AND CONTINUATION

      The Shareholders' Agreement is to continue in effect until the earlier of January 1, 2050 and the time it is terminated by the vote of 66 2/3% of the outstanding Covered Shares. The Shareholders' Agreement may generally be amended at any time by a majority of the outstanding Covered Shares.

      Unless otherwise terminated, in the event of any transaction in which a third party succeeds to the business of GS Inc. and in which Covered Persons hold securities of the third party, the Shareholders' Agreement will remain in full force and effect as to the securities of the third party, and the third party shall succeed to the rights and obligations of GS Inc. under the Shareholders' Agreement.

INFORMATION REGARDING THE SHAREHOLDERS' COMMITTEE

      The Shareholders' Committee constituted pursuant to the Shareholders' Agreement (the "Shareholders' Committee") shall at any time consist of each of those individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee. If there are less than three individuals who are both Covered Persons and members of the board of directors and who agree to serve as members of the Shareholders' Committee, the Shareholders' Committee shall consist of each such individual plus such additional individuals who are Covered Persons and who are selected pursuant to procedures established by the Shareholders' Committee as shall assure a Shareholders' Committee of not less than three members who are Covered Persons. Currently, Henry M. Paulson, Jr., Suzanne M. Nora Johnson and Lloyd C. Blankfein are the members of the Shareholders' Committee.

PLEDGE AGREEMENTS

      Certain Covered Persons have pledged in the aggregate 1,776,535 shares of Common Stock to banks as collateral for loans. A portion of these pledged shares may be sold from time to time with the consent of the third-party lending institution.

REGISTRATION RIGHTS INSTRUMENT FOR CHARITABLE DONATIONS

      In connection with the donations of shares of Common Stock by certain Covered Persons to certain charitable organizations on December 13, 1999, December 22, 2000, December 26, 2001, January 9, 2002, December 23, 2002, January 8, 2003, December 22, 2003 and January 8, 2004, GS Inc. entered into a Registration Rights Instrument and five substantially similar Supplemental Registration Rights Instruments (the "Charitable Supplements"). The following is a description of the Registration Rights Instrument, as supplemented by the

Charitable Supplements. The Registration Rights Instrument and the Charitable Supplements are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

      Pursuant to the Registration Rights Instrument and the Charitable Supplements, GS Inc. has agreed to register the donated shares of Common Stock for resale by charitable foundations and public charities. GS Inc. has agreed in the Registration Rights Instrument and the Charitable Supplements to pay all of the fees and expenses relating to the offering by the charitable organizations, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the charitable organizations in connection with their resales. GS Inc. also has agreed to indemnify the charitable organizations against certain liabilities, including those arising under the Securities Act.

      GS Inc. may amend the Registration Rights Instrument and the Charitable Supplements in any manner that it deems appropriate, without the consent of any charitable organization. However, GS Inc. may not make any amendment that would cause the shares of Common Stock to fail to be "qualified appreciated stock" within the meaning of Section 170 of the Internal Revenue Code. In addition, GS Inc. may not make any amendment that would materially and adversely affect the rights of any charitable organization without the consent of a majority of the materially and adversely affected charitable organizations.

REGISTRATION RIGHTS INSTRUMENT FOR FORMER EMPLOYEE MANAGING DIRECTORS

      In connection with the sale by certain Covered Persons (the "Former Employee Managing Directors") of shares of Common Stock acquired from GS Inc. pursuant to the terms of restricted stock units, GS Inc. entered into a Supplemental Registration Rights Instrument (the "EMD Supplement"), which supplements the Registration Rights Instrument referred to above. The following is a description of the Registration Rights Instrument, as supplemented by the EMD Supplement. The Registration Rights Instrument and the EMD Supplement are filed as Exhibits to this Schedule, and the following summary of these agreements is qualified in its entirety by reference thereto.

      Pursuant to the Registration Rights Instrument and the EMD Supplement, GS Inc. has agreed to pay all of the fees and expenses relating to the registered offering of shares of Common Stock held by the Former Employee Managing Directors, other than any agency fees and commissions or underwriting commissions or discounts or any transfer taxes incurred by the Former Employee Managing Directors in connection with the sales. GS Inc. also has agreed to indemnify the Former Employee Managing Directors against certain liabilities, including those arising under the Securities Act.

DERIVATIVE INSTRUMENTS

      Certain Covered Persons have entered into derivative transactions with regard to shares of Common Stock as described in Annex F.

MATERIAL TO BE FILED AS EXHIBITS

       Exhibit                             Description
       -------                             -----------
          A.        Registration Rights Instrument, dated as of December 10,
                    1999 (incorporated by reference to Exhibit G to Amendment
                    No. 1 to the Initial Schedule 13D, filed December 17, 1999
                    (File No. 005-56295)).

          B.        Supplemental Registration Rights Instrument, dated as of
                    December 10, 1999 (incorporated by reference to Exhibit H to
                    Amendment No. 1 to the Initial Schedule 13D, filed December
                    17, 1999 (File No. 005-56295)).

          C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs
                    Group, L.P. (incorporated by reference to Exhibit I to
                    Amendment No. 2 to the Initial Schedule 13D, filed June 21,
                    2000 (File No. 005-56295)).

          D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C.
                    (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule 13D, filed June 30, 2000 (File No.
                    005-56295)).

          E.        Supplemental Registration Rights Instrument, dated as of
                    June 19, 2000 (incorporated by reference to Exhibit R to
                    Amendment No. 5 to the Initial Schedule 13D, filed August 2,
                    2000 (File No. 005-56295)).

          F.        Power of Attorney (incorporated by reference to Exhibit X to
                    Amendment No. 14 to the Initial Schedule 13D, filed March
                    29, 2001 (File No. 005-56295)).

          G.        Supplemental Registration Rights Instrument, dated as of
                    December 21, 2000 (incorporated by reference to Exhibit AA to Amendment No. 12 to the Initial Schedule 13D, filed
                    January 23, 2001 (File No. 005-56295)).

          H.        Supplemental Registration Rights Instrument, dated as of
                    December 21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No.
                    333-74006) filed by The Goldman Sachs Group, Inc.).

          I.        Supplemental Registration Rights Instrument, dated as of
                    December 20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No.
                    333-101093) filed by The Goldman Sachs Group, Inc.).

          J.        Form of Written Consent Relating to Sale and Purchase of
                    Common Stock (incorporated by reference to Exhibit FF to
                    Amendment No. 35 to the Initial Schedule 13D, filed January
                    8, 2003 (File No. 005-56295)).

          K.        Supplemental Registration Rights Instrument, dated as of
                    December 19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No.
                    333-110371) filed by The Goldman Sachs Group, Inc.).

          L. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial
                    Schedule 13D, filed June 22, 2004 (File No. 005-56295)).

                                                                         ANNEX A

    INFORMATION REQUIRED AS TO EXECUTIVE OFFICERS AND DIRECTORS OF CORPORATE
                               REPORTING ENTITIES.

                                                                             CONVICTIONS OR         BENEFICIAL
                                                                             VIOLATIONS OF       OWNERSHIP OF THE
                                                                            FEDERAL OR STATE   COMMON STOCK OF THE
                                                                            LAWS WITHIN THE       GOLDMAN SACHS
     NAME         CITIZENSHIP    BUSINESS ADDRESS     PRESENT EMPLOYMENT    LAST FIVE YEARS        GROUP, INC.
     ----         -----------    ----------------     ------------------    ---------------        -----------
Steven M.             USA       85 Broad Street      Managing Director,           None         Less than 1% of the
Bunson                          New York, NY         The Goldman Sachs                         outstanding shares
                                10004                Group, Inc.                               of Common Stock.

Russell E.            USA       85 Broad Street      Managing Director,           None         Less than 1% of the
Makowsky                        New York, NY         The Goldman Sachs                         outstanding shares
                                10004                Group, Inc.                               of Common Stock.

Michael H.            UK        26 New Street,       Partner,                     None         None
Richardson                      St. Helier, Jersey,  Bedell Cristin
                                JE4 3RA

Anthony J.            UK        26 New Street,       Partner,                     None         None
Dessain                         St. Helier, Jersey,  Bedell Cristin
                                JE4 3RA

                                                                         ANNEX B


ITEMS 2(D)
    AND 2(E).     INFORMATION REQUIRED AS TO CERTAIN PROCEEDINGS.

None.

                                                                         ANNEX C


ITEM 4. PLANNED DISPOSITION OF SECURITIES OF THE ISSUER BY COVERED PERSONS OR REPORTING ENTITIES.

      None.

                                                                         ANNEX D


ITEM 5(A). DESCRIPTION OF SHARES AS TO WHICH THERE IS A RIGHT TO ACQUIRE EXERCISABLE WITHIN 60 DAYS.

An aggregate of 18,436,746 shares of Common Stock are deliverable to Covered Persons upon the exercise of stock options, all of which have vested and are exercisable.

On or about January 2, 2006, 2,306,659 shares of Common Stock will be delivered pursuant to the terms of an equal number of restricted stock units and stock options covering 5,993,222 shares of Common Stock will vest and become exercisable.

The share amounts given above include the gross number of shares of Common Stock underlying these restricted stock units and options, and are included in the aggregate number of shares beneficially owned by the Covered Persons under Rule 13d-3(d)(1) because they represent a right to acquire beneficial ownership within 60 days of the date hereof. Upon delivery of shares pursuant to the terms of restricted stock units or the exercise of stock options, a net amount of shares will be actually delivered to the Covered Person, with some shares withheld for tax payments, to fund the option strike price or for other reasons. The net shares delivered to the Covered Person will continue to be included in aggregate number of shares beneficially owned by the Covered Persons. The withheld shares will cease to be beneficially owned by any Covered Person, and will no longer be included in the aggregate number of shares beneficially owned by Covered Persons.

Prior to delivery, the shares are included in Sixty Day Shares because the Covered Persons do not have the right to vote the shares. Upon delivery, the shares become Voting Shares.

                                                                         ANNEX E


ITEM 5(C). DESCRIPTION OF ALL TRANSACTIONS IN THE COMMON STOCK EFFECTED BY COVERED PERSONS OR REPORTING ENTITIES IN THE PAST 60 DAYS AND NOT PREVIOUSLY REPORTED ON SCHEDULE 13D.

The following sales of Voting Shares were made by the following Covered Persons or Reporting Entities through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                              NUMBER OF SHARES        TRADE DATE              PRICE PER SHARE (IN $)
--------------                              ----------------        ----------              ----------------------
Stuart N. Bernstein                                      500      October 21, 2005                          115.00
Stuart N. Bernstein                                    1,000      October 21, 2005                          118.69
Lloyd C. Blankfein                                    15,000      October 21, 2005                          118.87
Edith W. Cooper                                        3,596      October 21, 2005                          118.68
Frank L. Coulson, Jr.                                 10,000      October 21, 2005                          119.00
Neil D. Crowder                                        2,000      October 21, 2005                          118.69
John S. Daly                                           1,000      October 21, 2005                          119.35
Robert S. Kaplan                                       5,000      October 21, 2005                          119.41
John J. Masterson                                      1,000      October 21, 2005                          119.65
Thomas K. Montag                                      20,000      October 21, 2005                          119.52
Stephen R. Pierce                                      9,000      October 21, 2005                          119.12
Eric S. Schwartz                                      20,000      October 21, 2005                          119.17
Tracy R. Wolstencroft                                 25,000      October 21, 2005                          118.78

The following purchases of Voting Shares were made by the following Covered Persons through one or more subsidiaries of GS Inc. for cash on the New York Stock Exchange:

COVERED PERSON                             NUMBER OF SHARES        TRADE DATE             PRICE PER SHARE (IN $)
--------------                             ----------------        ----------             ----------------------
Philip Holzer                                           197      October 21, 2005                         118.79
Irene Y. Tse                                            528      October 21, 2005                         118.78

The following cashless exercises of stock options were effected by the following Covered Persons, with the indicated number of underlying shares sold through an affiliate of Mellon Investor Services LLC for cash on the New York Stock
Exchange:

                                                                STRIKE                                    NUMBER OF
                                                 NUMBER OF      PRICE       SALES PRICE   NUMBER OF         SHARES
   COVERED PERSON         DATE OF EXERCISE        OPTIONS       (IN $)         (IN $)    SHARES SOLD       RETAINED
   --------------         ----------------        -------       ------         ------    -----------       --------
Paul S. Efron             October 21, 2005         28,707       82.88          118.30       28,707             0
Paul S. Efron             October 21, 2005         20,146       91.61          118.08       20,146             0
Enrico S. Gaglioti        October 21, 2005          4,781       53.00          119.61        4,781             0
George N. Mattson         October 21, 2005          3,000       53.00          119.24        3,000             0
Audrey A. McNiff          October 21, 2005          5,000       53.00          119.33        5,000             0
Jeffrey M. Moslow         October 21, 2005          5,000       53.00          118.82        5,000             0
Irene Y. Tse              October 21, 2005          2,652       82.88          118.80        2,652             0
Irene Y. Tse              October 21, 2005         13,188       91.61          119.00       13,188             0
John J. Vaske             October 21, 2005         15,817       53.00          118.15       15,817             0
John J. Vaske             October 21, 2005         15,000       53.00          118.25       15,000             0

The following charitable contributions and other transfers of shares in transactions for which no consideration was received were made by the following Covered Persons:

COVERED PERSON                  TRANSFER DATE               NUMBER OF SHARES
--------------                  -------------               ----------------
Abby Joseph Cohen              October 21, 2005                  5,000

                                                                         ANNEX F


ITEM 6. DESCRIPTION OF POSITIONS IN DERIVATIVE INSTRUMENTS OF COVERED PERSONS OR REPORTING ENTITIES.

The following Covered Persons or Reporting Entities have written American-style standardized call options or purchased American-Style standardized put options on Voting Shares with the following terms:

                               CALL WRITTEN OR       NUMBER OF     STRIKE
  COVERED PERSON                PUT PURCHASED         SHARES        PRICE      MATURITY DATE       TRANSACTION DATE
  --------------                -------------         ------        -----      -------------       ----------------
Peter C. Aberg                   Call Written          9,500         120     January 21, 2006        July 20, 2005
Milton R. Berlinski              Call Written        250,000         130     January 21, 2006      September 29, 2005
Stuart N. Bernstein              Call Written          2,000         125      April 22, 2006        October 19, 2005
Stuart N. Bernstein              Call Written          2,000         135      April 22, 2006        October 20, 2005
Stuart N. Bernstein              Call Written          3,000         130      April 22, 2006        October 21, 2005
Lawrence V. Calcano              Call Written         10,000         115     January 21, 2006        June 16, 2005
Lawrence V. Calcano              Call Written         15,000         110     January 21, 2006        June 16, 2005
Christopher A. Cole              Call Written          3,500         130     January 21, 2006        June 16, 2005
Christopher A. Cole              Call Written         10,000         140      April 22, 2006       September 27, 2005
E. Gerald Corrigan              Put Purchased        125,000          90     January 21, 2006        June 16, 2005
John S. Daly                     Call Written          1,000         125     January 21, 2006       October 21, 2005
Peter C. Gerhard                 Call Written         25,000         125     January 21, 2006      September 30, 2005
Peter C. Gerhard                 Call Written         25,000         115     January 21, 2006       October 21, 2005
Peter C. Gerhard                 Call Written         50,000         125     January 20, 2007       October 21, 2005
Jeffrey M. Moslow                Call Written          5,000         115     January 21, 2006         July 8, 2005
Jeffrey M. Moslow                Call Written          5,000         125     January 21, 2006         July 8, 2005
Jeffrey M. Moslow                Call Written          5,000         120     January 21, 2006         July 8, 2005
Michael D. Ryan                  Call Written         10,000         120     January 21, 2006       October 20, 2005
Michael D. Ryan                  Call Written         30,000         115     January 21, 2006       October 21, 2005
Edward M. Siskind                Call Written         10,000         115     January 21, 2006        August 2, 2005
Edward M. Siskind                Call Written          4,100         115     January 21, 2006      September 29, 2005
Jeffrey S. Sloan                 Call Written          2,800         135      April 22, 2006       September 29, 2005
Mark R. Tercek                   Call Written         25,000         125     January 21, 2006       October 21, 2005

SIGNATURES

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 9, 2005



                                        By:      /s/ Beverly L. O'Toole
                                                 -------------------------------
                                        Name:    Beverly L. O'Toole
                                        Title:   Attorney-in-Fact

                                  EXHIBIT INDEX

     Exhibit                         Description
     -------                         -----------
      A.    Registration Rights Instrument, dated as of December 10, 1999
            (incorporated by reference to Exhibit G to Amendment No. 1 to the
            Initial Schedule 13D, filed December 17, 1999 (File No. 005-56295)).

      B.    Supplemental Registration Rights Instrument, dated as of December
            10, 1999 (incorporated by reference to Exhibit H to Amendment No. 1 to the Initial Schedule 13D, filed December 17, 1999 (File No.
            005-56295)).

      C. Form of Counterpart to Shareholders' Agreement for former profit participating limited partners of The Goldman Sachs Group, L.P.
            (incorporated by reference to Exhibit I to Amendment No. 2 to the Initial Schedule 13D, filed June 21, 2000 (File No. 005-56295)).

      D. Form of Counterpart to Shareholders' Agreement for non-individual former owners of Hull and Associates, L.L.C. (incorporated by reference to Exhibit K to Amendment No. 3 to the Initial Schedule
            13D, filed June 30, 2000 (File No. 005-56295)).

      E.    Supplemental Registration Rights Instrument, dated as of June 19,
            2000 (incorporated by reference to Exhibit R to Amendment No. 5 to the Initial Schedule 13D, filed August 2, 2000 (File No.
            005-56295)).

      F.    Power of Attorney (incorporated by reference to Exhibit X to
            Amendment No. 14 to the Initial Schedule 13D, filed March 29, 2001
            (File No. 005-56295)).

      G.    Supplemental Registration Rights Instrument, dated as of December
            21, 2000 (incorporated by reference to Exhibit AA to Amendment No.
            12 to the Initial Schedule 13D, filed January 23, 2001 (File No.
            005-56295)).

      H.    Supplemental Registration Rights Instrument, dated as of December
            21, 2001 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-74006) filed by The
            Goldman Sachs Group, Inc.).

      I.    Supplemental Registration Rights Instrument, dated as of December
            20, 2002 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-101093) filed by The Goldman Sachs Group, Inc.).

      J.    Form of Written Consent Relating to Sale and Purchase of Common
            Stock (incorporated by reference to Exhibit FF to Amendment No. 35 to the Initial Schedule 13D, filed January 8, 2003 (File No.
            005-56295)).

      K.    Supplemental Registration Rights Instrument, dated as of December
            19, 2003 (incorporated by reference to Exhibit 4.4 to the registration statement on Form S-3 (File No. 333-110371) filed by The Goldman Sachs Group, Inc.).

      L. Amended and Restated Shareholders' Agreement, effective as of the close of business on June 22, 2004 (incorporated by reference to Exhibit M to Amendment No. 54 to the Initial Schedule 13D, filed
            June 22, 2004 (File No. 005-56295)).